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SECUR 13026429 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/12 (MM/DD/YY) AND ENDING 08/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARVESTONS SECURITES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8301 E. PRENTICE AVENUE, SUITE 305
(No. and Street)

GREENWOOD VILLAGE (City) COLORADO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT MORGAN BASSEY 303-832-8887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RONALD R. CHADWICK, PC
(Name – *if individual, state last, first, middle name*)

2851 S. PARKER ROAD, SUITE 720 (Address) AURORA (City) COLORADO (State) 80014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OO
11/24/13

OATH OR AFFIRMATION

I, MORGAN BASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVESTONS SECURITIES, INC., as of AUGUST 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUPANG BASSEY
NOTARY PUBLIC
STATE OF COLORADO

Signature

PRESIDENT/CEO

Title

Notary Public My Commission expires 10/23/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

August 31, 2013

HARVESTONS SECURITIES, INC.

Financial Statements

TABLE OF CONTENTS

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harvestons Securities, Inc.
Greenwood Village, Colorado

I have audited the accompanying statement of financial position of Harvestons Securities, Inc. as of August 31, 2013, and the related statements of income, stockholder's equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvestons Securities, Inc. as of August 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, and Schedules II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ronald R. Chadwick, P.C.
RONALD R. CHADWICK, P.C.

Aurora, Colorado
October 10, 2013

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

		Aug. 31, 2013
ASSETS		
Current assets		
Cash	$	12,364
Marketable securities		73,564
Deposits with clearing organization		100,000
Due from clearing organization		38,646
Other deposits		185
Total current assets		224,759
Fixed assets		210,710
Less accumulated depreciation		(209,211)
		1,499
Total Assets	$	226,258
LIABILITIES & STOCKHOLDERS' EQUITY		
Current liabilities		
Related party payables	$	16,716
Accrued payroll liabilities		40
Total current liabilities		16,756
Total Liabilities		16,756
Stockholder's Equity		
Common stock, $1 par value; 1,000,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid in capital		478,309
Retained earnings		(273,807)
Total Stockholders' Equity		209,502
Total Liabilities and Stockholders' Equity	$	226,258

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF INCOME

		Year Ended Aug. 31, 2013
Revenues		
Commissions	$	86,689
Underwriting income		341,217
Interest & dividend income		508
Realized gain - securities		16,196
Unrealized gain - securities		13,648
Other income		235
		458,493
Expenses		
Operating expenses:		
Commissions		34,481
Clearing expenses		4,883
Salaries		178,452
General and administrative		167,338
Taxes		7,725
Interest expense		24,689
Depreciation		3,984
		421,552
Income (loss) before provision for income taxes		36,941
Provision for income tax		-
Net income (loss)	$	36,941

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount $1 Par Value	Additional Paid In Capital	Retained Earnings	Stock-holders' Equity
Balances at August 31, 2012	5,000	$ 5,000	$ 458,309	$ (310,748)	$ 152,561
Cash capital contribution - officers			20,000		20,000
Net income (loss) for the year				36,941	36,941
Balances at August 31, 2013	5,000	$ 5,000	$ 478,309	$ (273,807)	$ 209,502

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS

		Year Ended Aug. 31, 2013
Cash Flows From Operating Activities:		
Net income (loss)	$	36,941
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Depreciation		3,984
Due from clearing organization		(9,603)
Gains on securities		(29,844)
Accrued payables		(46,517)
Net cash provided by (used for) operating activities		(45,039)
Cash Flows From Investing Activities:		
Securities merger transaction		20,493
Net cash provided by (used for) investing activities		20,493

(Continued On Following Page)

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS

(Continued From Previous Page)

	Year Ended Aug. 31, 2013
Cash Flows From Financing Activities:	
Capital contribution	20,000
Net cash provided by (used for) financing activities	20,000
Net Increase (Decrease) In Cash	(4,546)
Cash At The Beginning Of The Period	16,910
Cash At The End Of The Period	$ 12,364

Schedule Of Non-Cash Investing And Financing Activities

The Company pursuant to a merger transaction in an owned security received $20,493 in cash and $21,953 in securities in exchange for $26,250 in pre-merger securities.

Supplemental Disclosure

Cash paid for interest	$ 24,689
Cash paid for income taxes	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Harvestons Securities, Inc. (the "Company"), was incorporated in the State of Colorado on January 15, 1933 and conducts business as a registered, fully disclosed securities broker-dealer. The Company is subject to the rules and regulations of the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers. The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amounts receivable from and/or payable to the clearing organization relate to these transactions. In addition, the Company maintains a deposit of $100,000 with the clearing organization at August 31, 2013.

Fiscal year

The Company employs a fiscal year ending August 31.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income tax

The Company accounts for income taxes pursuant to ASC 740. Under ASC 740 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Accounts receivable

The Company reviews accounts receivable periodically for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At August 31, 2013, the Company had no balance in its allowance for doubtful accounts.

Property and equipment

Property and equipment are recorded at cost and depreciated under the straight line method over each item's estimated useful life of from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. At August 31, 2013 the Company had a fixed asset balance of $210,710 consisting of furniture and fixtures $35,333, computers and equipment $160,183, and leasehold improvements $15,194, with corresponding accumulated depreciation of $209,211. Depreciation expense for fiscal year 2012 was $3,984.

Marketable Securities

The Company's marketable securities are classified as available-for-sale, are presented in the balance sheets at fair market value, and consist of debt and equity securities. Gains and losses are determined using the specific identification method. The change in unrealized gains and losses in 2013 was $13,648. All securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition. Commissions and related clearing expenses are recorded on a trade date basis.

Revenue recognition

Revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Concentrations of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial Instruments

The carrying value of the Company's financial instruments, as reported in the accompanying balance sheet, approximates fair value.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company from time to time uses credit cards and equity lines held in the name of officers for working capital. At August 31, 2013 the balance due related parties was $16,716. In fiscal year 2013 the Company made interest payments in the amount of $24,689 on these lines.

NOTE 3. LEASE COMMITMENTS

The Company rents space from a related party entity under common control under an office lease expiring in December 2013, and carrying a five year renewal option. The required monthly payment over the remaining life of the lease ranges from $2,600 - $2,650, plus costs. All rent expense incurred under the lease in fiscal year 2013 of approximately $31,000 was forgiven by the related party lessor. Subsequent to August 31, 2013 future minimum payments under the lease by fiscal year are approximately: 2014 $15,900, Total $15,900. The Company also carries two month to month office leases at $410 per month plus costs. Rent expense under these leases in fiscal year 2013 was $5,590.

NOTE 4. INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to ASC 740. At August 31, 2013, the Company had approximately $113,000 in unused federal net operating loss carryforwards, which begin to expire in the year 2032. A deferred tax asset of approximately $23,000 resulting from the loss carryforward has been offset by a 100% valuation allowance. The change in the valuation allowance in fiscal year 2013 was approximately $7,300.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule for fully disclosed broker-dealers (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2013, the Company had net capital of $195,595, which was $95,595 in excess of its required net capital of $100,000. The Company's net capital ratio was .086 to 1.

NOTE 6. SIPC, NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of the Security Investor Protection Corporation's ("SIPC") net operating revenues and general assessment. At August 31, 2013 the Company had SIPC net operating revenue of $458,493 with a general assessment of $1,146. The Company has paid $293 leaving a balance of $853, which is due by October 31, 2013. The Company plans to pay the assessment timely.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were available to be issued of October 11, 2013 and determined that there are no reportable subsequent events.

HARVESTONS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
August 31, 2013

Net Capital

Total stockholder's equity from Statement of Financial Condition	$ 209,502
Deduct stockholder's equity not allowed for net capital:	
Fixed assets, net	1,499
Other deposits	185
	1,684
Total stockholder's equity qualified for net capital before haircuts on securities positions	207,818
Haircuts on securities postions:	
Debt securities	300
Other securities owned - net	9,533
Undue concentration	2,390
	12,223
Net capital	195,595
Net capital requirement	100,000
Net capital in excess of required net capital	$ 95,595

Aggregate Indebtedness

Accounts payable	$ 16,716
Accrued payroll liabilities	40
Total aggregate indebtedness	$ 16,756
Ratio: Aggregate Indebtedness to Net Capital	.086 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of August 31, 2013)

Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 195,595
Adjustments:	
None	-
Net capital, as adjusted	$ 195,595
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 16,756
Adjustments:	
None	-
Aggregate indebtedness, as adjusted	$ 16,756

HARVESTONS SECURITIES, INC.
SCHEDULES II, III, AND IV
For The Year Ended August 31, 2013

The information required by Schedules II, III and IV has not been provided as an exemption from Rule 15c3-3 is claimed. The Company does not hold cash or securities for the account of customers. All transactions are cleared through separate broker-dealers, on a fully disclosed basis. Consequently, the Company qualifies for exemption from the provision of SEC Rule 15c3-3(k)(2)(I) and Schedules II, III and IV of FOCUS Form X-17a-5, Part III are not required.

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

Board of Directors
Harvestons Securities, Inc.
Greenwood Village, Colorado

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements and supplemental schedules of Harvestons Securities, Inc. (the "Company") for the year ended August 31, 2013 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the U.S. Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Compliance with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects include a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ronald R. Chadwick, P.C.
RONALD R. CHADWICK, P.C.

Aurora, Colorado
October 10, 2013

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

Board of Directors
Harvestons Securities, Inc.
Greenwood Village, Colorado

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from September 1, 2011 through August 31, 2013, which were agreed to by Harvestons Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and any other designated examining authority, solely to assist you and the other specified parties in evaluating Harvestons Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harvestons Securities, Inc.'s management is responsible for Harvestons Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and bank statements noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for year ended August 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including internally prepared balance reconciliations and the general ledger supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald R. Chadwick, P.C.

RONALD R. CHADWICK, P.C.

Aurora, Colorado
October 10, 2013

HARVESTONS SECURITIES, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES AND INVESTOR PROTECTION CORPORATION
Year Ended August 31, 2013

GENERAL ASSESSMENT COMPUTATION

Revenue	$	458,493
Deductions:		
None		-
SIPC net operating revenues		458,493
General assessment percentage		0.25%
General assessment		1,146
Less amount paid mid-year		293
Amount due August 31, 2013	$	853

RECONCILIATION WITH THE COMPANY'S COMPUTATION

There were no adjustments to the general assessement and payments as reported in the Company's SIPC Form-7.